Management Discussion and Analysis

(expressed in thousands of United States dollars)

Years ended December 31, 2010 and 2009

CANARC  RESOURCE  CORP.

(the “Company”)

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

1.0

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canarc Resource Corp. (the “Company”) should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2010 and the audited consolidated financial statements for the years ended December 31, 2009 and 2008, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of March 28, 2011 unless otherwise indicated.

1.1

Background

The Company was incorporated under the laws of British Columbia, and was previously engaged in the acquisition, exploration, development and exploitation of precious metal properties in Canada, Costa Rica, Mexico and Suriname.  The Company currently only owns a direct interest in the precious metal property, known as the New Polaris property in British Columbia, Canada, and an option to purchase the Tay-LP property in the Yukon, Canada.

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration over a two-year period.  In the second stage, the Company can earn an additional 49%, thereby totalling 100% interest, by paying CAD$850,000 in cash or shares at the Company’s discretion and spending CAD$600,000 on exploration by the third year.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to net smelter returns (“NSR”) totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Cash payments of CAD$20,000 were made in August 2009, CAD$30,000 in April 2010 and CAD$50,000 in October 2010.  On November 4, 2009, the Company issued 160,250 common shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property, and 221,235 shares at a value of CAD$0.113 per common share in October 2010.

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares of which 100,000 common shares have been received, incurring exploration expenditures of CAD$675,000, and maintaining the Company’s underlying option agreement in good standing until October 2011.  Cap-Ex terminated the option agreement in March 2011.

The Company previously held 80% of the shares of Sara Kreek Resource Corporation N.V. (“Sara Kreek Resource”), the company that holds the Sara Kreek concession in the Republic of Suriname.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer the Company’s interest in Sara Kreek Resource.  In settlement for all claims, loans and advances owed to the Company, the Company received a cash payment of $400,000 in 2006, and will receive the greater of $50,000 per year, payable semi-annually, or a 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011.  The Company has received $50,000 in annual royalties since 2006.

1.2

Overall Performance

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof.  Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time.  Many of the key factors are outside of the Company’s control.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

New Polaris property

In 2007, the Company retained Moose Mountain Technical Services and Giroux Consultants Limited to update resource estimates for the New Polaris gold project.  Their technical report entitled “Resource Potential, New Polaris Project” (the “New Polaris Report”) was authored by R.J. Morris, MSc, PGeo, and G.H. Giroux, MASc, PEng, respectively, who are independent Qualified Person as defined by NI 43-101, dated March 14, 2007, and was prepared in compliance with NI 43-101, to the best of the Company’s knowledge.  The New Polaris Report is available at www.sedar.com.

Based upon the New Polaris Report, measured and indicated undiluted resources range from 570,000 to 457,000 oz of gold contained in 1,670,000 to 1,009,000 tonnes (1,840,861 to 1,112,233 tons) of mineralized vein material grading 10.6 to 14.1 grams per tonne (0.31 to 0.41 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Greater than 95% of the measured and indicated resources are located within the C vein system where infill drilling programs were conducted.

Inferred undiluted resources range from 697,000 to 571,000 oz of gold contained in 2,060,000 to 1,340,000 tonnes (2,270,763 to 1,477,098 tons) of mineralized vein material grading 10.5 to 13.3 grams per tonne (0.31 to 0.39 oz per ton) using a range of cutoff grades from 2 to 8 gpt (0.06 to 0.23 opt).  Approximately 75% of the inferred resources are also located within the C vein system, with the remainder attributable to the Y19 and Y20 veins.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

MEASURED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	390,000	429,902	9.48	0.277	119,000
4	0.117	330,000	363,763	10.62	0.310	113,000
6	0.175	271,000	298,727	11.89	0.347	104,000
8	0.233	203,000	223,769	13.54	0.395	88,000

INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,280,000	1,410,960	10.97	0.320	451,000
4	0.117	1,180,000	1,300,728	11.65	0.340	442,000
6	0.175	1,017,000	1,121,052	12.71	0.371	416,000
8	0.233	806,000	888,464	14.22	0.415	368,000

MEASURED PLUS INDICATED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	1,670,000	1,840,861	10.62	0.310	570,000
4	0.117	1,510,000	1,664,491	11.42	0.333	555,000
6	0.175	1,288,000	1,419,778	12.54	0.366	519,000
8	0.233	1,009,000	1,112,233	14.08	0.411	457,000

INFERRED UNDILUTED RESOURCE

Cutoff Grade		Mineralized Tonnage		Average Grade		Contained Gold
(g/tonne)	(oz/ton)*	(tonnes)	(tons)	(g/tonne)	(oz/ton)	Au (oz)

2	0.058	2,060,000	2,270,763	10.5	0.307	697,000
4	0.117	1,925,000	2,121,951	11.0	0.322	683,000
6	0.175	1,628,000	1,794,564	12.2	0.354	636,000
8	0.233	1,340,000	1,477,098	13.3	0.387	571,000

*     ton equals short dry ton

The resource estimate uses ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within 4 main vein segments as modelled in three dimensions by the Company’s geologists.  The total New Polaris database consisted of 1,056 diamond drill holes with a total of 31,514 sample intervals.  For this study, the classification for each resource block was a function of the semivariogram range.  In general, blocks estimated using ¼ of the semivariogram range were classed as measured, blocks estimated using ½ the semivariogram range were classed as indicated and all other blocks estimated using the full semivariogram range were classed as inferred.  A review of gold grade distribution outlined 6 overlapping lognormal gold populations within the resource database.  On this basis, a total of 10 gold assays were capped at 63 g/t.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

In the third quarter of 2007, the Company completed a preliminary assessment of building an 80,000 oz per year gold mine at the New Polaris property.  Moose Mountain Technical Services (“Moose Mountain”) was commissioned as independent consultants to work with the Company’s personnel in developing the conceptual mine plan and mining capital and operating costs;  Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs;  and Beacon Hill Consultants (1988) Ltd. for the financial analysis.  All three consultants contributed to the preliminary assessment for an 80,000 oz per year, high grade, underground gold mine at New Polaris.  Their report was entitled “New Polaris Project – Preliminary Assessment” dated October 4, 2007 (“Moose Mountain Report”).  J.H. (Jim) Gray, P.Eng. of Moose Mountain was the Qualified Person for the Preliminary Assessment Report.  In 2008, the Company continued with its efforts to refine and assess the process alternatives and economic parameters used in the preliminary assessment.  In early January 2009, the Company completed a revised preliminary assessment from recent optimization efforts which improved the project’s economics and which was issued in a News Release dated January 7, 2009.  The revised economic model had been reviewed by Moose Mountain and the independent Qualified Person for the update was Jim Gray, P. Eng.  In November, 2009, the British Columbia Securities Commission (“BCSC”) notified the Company that their review of both the 2007 Moose Mountain Report and the Company’s news release dated January 7, 2009 identified issues of non-compliance with NI 43-101.  An updated NI 43-101 preliminary economic assessment report dated December 23, 2009 by Moose Mountain (“Moose Mountain Revised Report”) was prepared at the request of the BCSC.

The base case mine model in the Moose Mountain Revised Report is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The updated preliminary economic parameters are as follows:
Gold Price	US$ 900 per oz
Exchange Rate	US$ 0.95 = CA$ 1.00
Capital Cost	CA$90.5 million
Cash Cost	US$ 383 per oz (excluding off-sites)

Cash Flow (LoM)	Pre-Tax After-Tax CA $153.6 million CA$103.6 million
NPV (5%)	CA$104.9 million CA$ 68.6 million
NPV (8%)	CA$ 83.2 million CA$ 52.9 million
NPV (10%)	CA$ 71.0 million CA$ 44.1 million

Pre-Tax After Tax
Internal Rate of Return	32.0% 25.8%
Payback Period	2.6 years 2.7 years

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category.  Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability.  However, the mine plan only takes into account approximately 75% of the total estimated resources at a 9 gpt cut-off grade.

The net present values are life of mine net cash flows shown at various discount rates.  The internal rates of return assume 100% equity financing.  Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales.  The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER-TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	NPV (5%)	NPV (8%)	NPV (10%)
	CAD (000)	CAD (000)	CAD (000)

Gold $US700/oz -22%	$ 6,898	($ 1,333)	($ 5,883)
Gold $US800/oz -11%	$ 37,961	$ 26,072	$ 19,431
Base Case $US900/oz	$ 68,625	$ 52,934	$ 44,132
Gold $US1000/oz +11%	$ 99,136	$ 79,582	$ 68,590
Gold $US1100/oz +22%	$ 129,516	$ 106,044	$ 92,831

Grade -10%	$ 41,041	$ 28,778	$ 21,924
Grade -5%	$ 54,895	$ 40,942	$ 33,126
Base Case Grade 12.5 gpt	$ 68,625	$ 52,934	$ 44,132
Grade +5%	$ 82,355	$ 64,925	$ 55,138
Grade +10%	$ 96,085	$ 76,917	$ 66,144

Capital Cost -10%	$ 73,625	$ 57,917	$ 49,093
Capital Cost -5%	$ 71,125	$ 55,425	$ 46,613
Base Case $90M Capital	$ 68,625	$ 52,934	$ 44,132
Capital Cost +5%	$ 66,125	$ 50,442	$ 41,652
Capital Cost +10%	$ 63,625	$ 47,951	$ 39,172

Operating Cost -10%	$ 80,415	$ 63,261	$ 53,360
Operating Cost -5%	$ 74,520	$ 58,097	$ 48,881
Base Case	$ 68,625	$ 52,934	$ 44,132
Operating Cost +5%	$ 62,730	$ 47,770	$ 39,383
Operating Cost +10%	$ 56,835	$ 42,606	$ 34,634

Exchange rate $0.85 -10%	$ 97,327	$ 78,013	$ 67,156
Exchange rate $0.90 -5%	$ 82,184	$ 64,781	$ 55,009
Base Case $0.95	$ 68,625	$ 52,934	$ 44,132
Exchange rate $1.00 +5%	$ 56,414	$ 42,264	$ 34,337
Exchange rate $1.05 +10%	$ 45,276	$ 32,488	$ 25,336

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

In February 2011, the Company has commissioned Moose Mountain to update the NI 43-101 preliminary economic assessment report for the New Polaris gold mine project in northwestern British Columbia.

Tay-LP property

On August 24, 2009, the Company entered into an option agreement to acquire a 100% interest in the Tay-LP gold property by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  Cash payments of CAD$20,000 were made in August 2009, CAD$30,000 in April 2010 and CAD$50,000 in October 2010.  On November 4, 2009, the Company issued 160,250 common shares at a value of CAD$0.156 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property, and 221,235 common shares at a value of CAD$0.113 per share in October 2010.

The Company completed a Phase 1 exploration program for 10 holes including 2,000 m of diamond drilling in the third and fourth quarters of 2009.  The objective of the program was to extend known mineralization along strike and down-dip of existing gold intercepts in three principle target areas.

In late March 2010, the Company entered into an option agreement with Cap-Ex whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property, by paying CAD$100,000 of which CAD$25,000 have been paid, issuing 200,000 common shares of which 100,000 common shares have been received, incurring exploration expenditures of CAD$675,000, and maintaining the Company’s underlying option agreement in good standing until October 2011.

In 2010, Cap-Ex completed a 470 kilometer airborne geophysical survey at Tay LP which successfully identified several new EM conductors and magnetic anomalies within prospective geological settings.  In March 2011, Cap-Ex terminated its option agreement with the Company.

The Company is currently prioritizing new targets for drilling in 2011.

Relief Canyon project

In December 2010, the Company was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  The Company agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011.  As a condition of its winning bid, the Company paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending the Company’s due diligence, and was also obligated to pay $20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets, the Company was obligated to pay an additional $300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to the Company.

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  The bridge loan was to close on or before February 3, 2011, mature in one year, bear simple annual interest rate of 12%, and secured by a first charge on the Relief Canyon gold mine assets.  The Company would issue a closing bonus of one million common shares to Effisolar and would have the right to repay the loan at any time after 6 months.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  At the Company’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10 day average closing price on the Toronto Stock Exchange (“TSX”).

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

In January 2011, after conducting due diligence, both the Company and Effisolar decided not to proceed with the Relief Canyon project.  In early February 2011, the Company paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to the Company.  The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

Other Matters

In late April 2010, the Company disposed of one million shares of Caza at a price of CAD$0.20 for total proceeds of CAD$200,000 for working capital purposes.  Then in late August 2010, the Company disposed the remaining balance of 596,050 shares of Caza at a price of CAD$0.20 per share for total proceeds of CAD$119,210.

In fiscal 2010, the Company received $50,000 as the annual royalty from the Sara Kreek property.

At the Company’s annual general meeting held on June 15, 2010, the stock option plan to grant up to a maximum of 16,335,000 common shares was approved.

Pursuant to an audit by the Canada Revenue Agency (“CRA”) in 2009, the Company had estimated approximately $661,700 in Canadian exploration expenditures (“CEE”) incurred in 2007 which do not qualify as CEE for flow-through purposes related to a flow through private placement which closed in October 2006.  Consequently the Company has recognized a flow through financing cost of $489,000 in 2009 for estimated indemnities to flow through subscribers.  In June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as CEE of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes.  The Company accrued liabilities of approximately CAD$175,000 for estimated indemnities related to the disqualified CEE for flow through purposes and CAD$50,000 in accrued interests related to the indemnities.

On September 8, 2010, the Company granted 2,740,000 stock options with an exercise price of CAD$0.10 and an expiry date of September 8, 2015 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

On December 13, 2010, the Company closed a private placement for 8.5 million units at CAD$0.15 per unit for gross proceeds of CAD$1,275,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant is exercisable to acquire one common share at CAD$0.22 until June 13, 2012.

The Shareholders Update included in the Company’s audited consolidated financial statements for the year ended December 31, 2010 provides further review of the Company’s overall performance for fiscal 2010 and outlook for fiscal 2011.

1.3

Selected Annual Information

All financial information is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Years Ended December 31,
(in $000s except per share amounts)	2010	2009	2008

Total revenues	$ -	$ -	$ -

Loss before discontinued operations and extraordinary items:
(i) Total	$ (590)	$ (1,579)	$ (6,963)
(ii) Basic per share	$ (0.01)	$ (0.02)	$ (0.10)
(iii) Fully diluted per share	$ (0.01)	$ (0.02)	$ (0.10)

Net loss:
(i) Total	$ (590)	$ (1,579)	$ (6,963)
(ii) Basic per share	$ (0.01)	$ (0.02)	$ (0.10)
(iii) Fully diluted per share	$ (0.01)	$ (0.02)	$ (0.10)

Total assets	$ 13,900	$ 13,215	$ 12,829
Total long-term liabilities	$ 120	$ -	$ -
Dividends per share (1)	$ -	$ -	$ -

(1)

The Company has not paid any cash dividends.  In June 2008, the Company distributed shares of Caza Gold Corp. as a dividend-in-kind pursuant to the Plan of Arrangement.

1.4

Results of Operations

Fourth Quarter of Fiscal 2010 – Year ended December 31, 2010 compared with December 31, 2009

The Company incurred a net loss of approximately $590,000 for the year ended December 31, 2010 which is significantly lower than the net loss of approximately $1.58 million in fiscal 2009.  However operating losses for 2010 were nominally higher than in 2009, reflecting the continual activities and efforts of the Company in pursuing projects of merits and project generation as gold prices reached new highs in 2010 as well as in seeking partners for its mineral property interests.  Such efforts culminated in the accepted bid for the Relief Canyon project in early December 2010.  Operating losses were lower in 2009 as the Company endeavoured to preserve its cash and to reduce its monthly burn-rates, during the weakened financial markets at that time.

The primary contributing factors for the higher operating losses but the lower net losses are the future income tax recovery of $113,000 in the first quarter which was reduced by the future income tax expense of $140,000 due to the higher accounting basis of the Company’s mineral properties relative to its tax basis;  the gain of $257,000 from the disposition of Caza shares in the second and third quarters;  and the reduction of $200,000 for flow through financing costs from the reduced estimated indemnities from the estimate in 2009 which relate to the ineligible exploration expenses for flow through purposes less interests accruals of approximately $50,000 for such indemnities – all of which reduced the impact of higher operating losses on the net loss in fiscal 2010 and thereby reduced net losses.

The future income tax recovery is a provision for the recognition at the date of actual renunciation being February 24, 2010, by a reduction in the amount included in share capital for the flow through shares for the future income taxes related to the deductions foregone by the Company.  In 2009, the Company raised flow-through equity financing from a private placement for approximately CAD$480,000 of which CAD$475,239 were renounced in February 2010.

Pursuant to an audit by the CRA in 2009, the Company had estimated approximately $661,700 in CEE incurred in 2007 which do not qualify as CEE for flow-through purposes and consequently the Company had recognized a flow through financing cost of $489,000 in 2009 for estimated indemnities to flow through subscribers.  In June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as CEE of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes.  The Company accrued flow through obligations of approximately CAD$175,000 for estimated indemnities related to the disqualified CEE for flow through purposes and CAD$50,000 in accrued interests related to the indemnities.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

The Company realized a gain of $257,000 from the disposition of its remaining shares of Caza for proceeds of approximately CAD$319,000 to supplement its ongoing working capital and operating needs.

Remuneration for employees were comparable for both 2010 and 2009 as the Company focused continued due diligence efforts in analyzing gold projects for acquisition purposes, so as to capitalize on the upward trends in the gold market.  In late March 2010, the Company optioned 50% of its interest in the Tay-LP property to another company which would allow the Company to maintain the property in good standing and to reduce its financial burden.  Then in early December 2010, the Company submitted the accepted bid for the Relief Canyon project.  General and administrative expenses were commensurately higher due to legal fees incurred in the preparation and submission of the accepted bid of $11 million for the Relief Canyon project in a court appointed bankruptcy auction in the U.S. and in finalizing the terms of the bridge loan of CAD$12 million with Effisolar for the acquisition of the project.  Shareholder relations expenses were coincidentally similar for both fiscal years, but were cumulatively lower in the first three quarters of 2010 as the Company reduced discretionary expenses given the status of its projects during those periods.

Efforts in late fiscal 2009 were focused on an NI 43-101 compliant technical report for the New Polaris gold project which resulted in a preliminary economic assessment, the Moose Mountain Revised Report, which supported the project’s economics.  Item 1.2 provides further details.

Stock-based compensation is from the granting and vesting of stock options.  On July 15, 2009, the Company granted 1,680,000 stock options with an exercise price of CAD$0.11 and an expiry date of July 15, 2014 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.  On September 8, 2010, the Company granted 2,740,000 stock options with an exercise price of CAD$0.10 and an expiry date of September 8, 2015 and which are subject to a vesting provision in which 20% of the options vest immediately and 20% vest every six months.

Adjustment to mineral properties in 2009 reflects transient expenses incurred for a mineral property interest which was written off in 2008.

The Company recognized $4,000 from the accretion of royalty receivable from the Sara Kreek property.  Interest expense includes accrued interest of CAD$6,886 and a loan bonus of 12% of the principal which is payable upon repayment of the loan.

The Company also recognized an increase in fair value of $10,000 from its available-for-sale securities which were received for its optioned mineral property interest in Tay-LP with Cap-Ex.

The Company has no sources of operating revenues.

As at December 31, 2010, the Company has mineral property interests which are comprised of the following:

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

December 31, 2010
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total

British Columbia:
New Polaris	$ 3,605	$ 8,660	$ 12,265

Yukon:
Tay-LP	74	385	459

	$ 3,679	$ 9,045	$ 12,724

At December 31, 2010, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Option	Exploration	Advance Royalty	Net Smelter
	Payments	Commitments (1)	Payments	Reduction	Other	Shares
	(CAD$000s)	(CAD$000s)	(CAD$000s)	(US$000s)	(US$000s)

New Polaris:
Net profit interest reduction						150,000
or buydown

Tay-LP:
October 31, 2011	$ 50	$ 245
October 31, 2012	850	600

Annual advance royalty payments
until commercial production			$ 25

Net smelter reduction from 3% to 1.5%				$ 1,950

Relief Canyon:
Assay laboratory - February 4, 2011 (paid)					$ 300

	$ 900	$ 845	$ 25	$ 1,950	$ 300	150,000

(1)

Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

1.5

Summary of Quarterly Results

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

All financial information is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in United States dollars unless otherwise indicated.

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, December 31, 2010:

(in $000s except	2010				2009
per share amounts)	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

(Loss) income before discontinued
discontinued operations and
extraordinary items:
(i) Total	$ (531)	$ 33	$ 20	$ (112)	$ (964)	$ (291)	$ (175)	$ (149)
(ii) Basic per share	$ (0.01)	$ -	$ -	$ -	$ (0.02)	$ -	$ -	$ -
(iii) Fully diluted
per share	$ (0.01)	$ -	$ -	$ -	$ (0.02)	$ -	$ -	$ -

Net (loss) income:
(i) Total	$ (531)	$ 33	$ 20	$ (112)	$ (964)	$ (291)	$ (175)	$ (149)
(ii) Basic per share	$ (0.01)	$ -	$ -	$ -	$ (0.02)	$ -	$ -	$ -
(iii) Fully diluted
per share	$ (0.01)	$ -	$ -	$ -	$ (0.02)	$ -	$ -	$ -

Total assets	$ 13,900	$ 13,016	$ 13,008	$ 12,989	$ 13,215	$ 13,086	$ 12,688	$ 12,678
Total long-term liabilities	$ 120	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Dividends per share (1)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Gains from the disposition of shares of Caza were realized in the fourth quarter of 2009 and in the second and third quarters of 2010.  The Company has no sources of operating revenues.

1.6

Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its mineral property interests contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller mineral exploration companies.  Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

		December 31,
(in $000s)	2010	2009	2008

Cash	$ 592	$ 155	$ 155
Working capital (deficiency)	$ (67)	$ (649)	$ 194

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital.

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were secured by the Company’s previous shareholdings in Caza at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at December 31, 2010, cumulative interest of CAD$10,605 and loan bonus of CAD$7,444 have been accrued.

In fiscal 2010, the Company received $50,000 as the annual royalty from the Sara Kreek project.

In late April 2010, the Company disposed of one million shares of Caza at a price of CAD$0.20 for total proceeds of CAD$200,000 and then in late August 2010 disposed the remaining balance of 596,050 shares of Caza at a price of CAD$0.20 per share for total proceeds of CAD$119,210, which financed ongoing working capital and operating needs.

In August 2010, the Company received marketable securities from its optioned interest in the Tay LP property, in which the available-for-sale securities have a market value of approximately $25,000 as at December 31, 2010.

The working capital deficiency of $67,000 at December 31, 2010 includes the notes payable which include accrued interests and loan bonus totalling $81,000 due to certain directors and an officer of the Company and net income tax indemnities of $175,000.

The Company recognized a future income tax liability of $120,000 in fiscal 2010 which is attributable to the higher accounting basis of its mineral properties relative to their tax basis.

The Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under Item 1.4, further details of contractual obligations are provided as at December 31, 2010.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

1.7

Capital Resources

Item 1.6 provides further details.

1.8

Off-Balance Sheet Arrangements

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the options.

1.9

Transactions with Related Parties

General and administrative costs during fiscal 2010 include:

-

CAD$42,819 of salaries to an employee who is a director;

-

CAD$40,000 for directors’ fees;

-

CAD$73,535 in legal fees to a law firm in which a senior officer of the Company is a partner;

-

CAD$181,345 in office rent and salary allocations recovered from companies sharing certain common directors;  and

-

CAD$90,543 in office rent and salary allocations incurred to a company sharing certain common directors.

Amounts which are incurred to related parties are in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.  The Company shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to the Company are on a full cost recovery basis.  Any balances due to related parties are payable on demand.

Details of transactions with Caza are provided in Items 1.4, 1.5 and 1.6.

Details of demand loans from related parties are provided in Item 1.6.

1.10

Fourth Quarter

Items 1.2, 1.4, 1.5 and 1.6 provide further details for the fourth quarter of fiscal 2010.

1.11

Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.12

Critical Accounting Estimates

The preparation of consolidated financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates relate to collectability of receivables, mineral properties, balances of accrued liabilities, determination of reclamation obligations, fair values of financial instruments, valuation allowances for future income tax assets, corporate income tax indemnities payable and assumptions used in determining the fair value of non-cash stock-based compensation.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred.  The costs related to a property from which there is production will be amortized using the unit-of-production method.  Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic.  The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

Pursuant to an audit by the CRA in 2009, the Company had estimated approximately $661,700 in CEE incurred in 2007 which do not qualify as CEE for flow-through purposes related to a flow through private placement which closed in October 2006.  Consequently the Company has recognized a flow through financing cost of $489,000 in 2009 for estimated indemnities to flow through subscribers.  In June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as CEE of which approximately CAD$795,000 as being disqualified for CEE for flow-through purposes.  The Company accrued liabilities of approximately CAD$175,000 for estimated indemnities related to the disqualified CEE for flow through purposes and CAD$50,000 in accrued interests related to the indemnities.

1.13

Changes in Accounting Policies Including Initial Adoption

New accounting pronouncements as issued by the Canadian Institute of Chartered Accountants (“CICA”) are as follows:

(i)

International Financial Reporting Standards (“IFRS”):

In 2008, the Canadian Accounting Standards Board confirmed that the transition to IFRS from Canadian GAAP will be effective for fiscal years beginning on or after January 1, 2011 for publicly accountable enterprises.  The Company will therefore be required to present IFRS financial statements for its March 31, 2011 interim financial statements.  The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended December 31, 2010.

The Company continues to proceed with its conversion to IFRS and with its three primary transition phases which include preliminary scoping and diagnostics, detailed analysis and evaluation and design, and implementation and review.  These phases may occur concurrently as IFRS is applied to different areas as the Company progresses in its transition to IFRS.

(ii)

Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”.  These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity.  In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners.  Acquisition costs are not part of the consideration and are to be expensed when incurred.  Section 1601 establishes standards for the preparation of consolidated financial statements.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

The new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption of these sections is permitted as of the beginning of a fiscal year.  All three sections must be adopted concurrently.  There will be no impact from the adoption of these sections.

Transition issues from Canadian GAAP to IFRS:

The Company is proceeding with its conversion to IFRS and continues with its three primary transition phases which include preliminary scoping and diagnostics, detailed analysis and evaluation and design, and implementation and review.  These phases may occur concurrently as IFRS is applied to different areas as the Company progresses in its transition to IFRS.

Phase 1:     Preliminary scoping and diagnostic impact assessment

Preliminary scoping and diagnosis impact assessment involves the identification of key areas which may have significant impacts on the Company in terms of differences between Canadian GAAP and IFRS.  This phase also involves preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and high level general assessment of potential consequences on financial reporting, business processes, internal controls, and information systems, as applicable.

Phase 2:     Analysis, evaluation and design

This phase would initially involve analysis of IFRS 1 optional exemptions and any qualified exemptions for retrospective application.  This phase also entails the identification of changes required for existing accounting policies, information systems and operational and financial business processes, and any design and development of detailed solutions thereto to support and eventually implement such changes.  This would include analysis of policy alternatives as allowed under IFRS, detailed impact assessment, and drafting content and disclosure for draft IFRS financial statements.

Phase 3:     Implementation and review

The implementation and review phase involves embedding changes into operational and financial business processes and information and accounting systems including any reviews and approvals therein including those relevant to Audit Committee, determining the opening IFRS transition financial statements, documenting detailed reconciliations of Canadian GAAP to IFRS financial statements, and compilation of IFRS compliant financial reports for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Status in the Transition to IFRS

Based upon preliminary scoping and assessment in the first quarter of 2010, the Company identified certain differences between Canadian GAAP and IFRS which would impact the Company as detailed in the following table which also includes the operational and business processes and systems which were accomplished in the remainder of fiscal 2010:

Accounting Issues	IFRS Implications	Status

Deferred exploration expenditures

IFRS permits the capitalization of exploration expenditures prior to the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  IFRS requires an impairment test on exploration assets when facts and circumstances suggest the carrying amounts of those assets may exceed their recoverable values.

The NI 43-101 preliminary economic assessment report dated December 23, 2009 by Moose Mountain, the Moose Mountain Revised Report, will assist in the impairment test for the Company’s New Polaris project.  In February 2011, the Company is proceeding with an updated preliminary economic assessment which would support the impairment test.

NI 43-101 technical reports for mineral property interests and any recommendations therein will supplement the impairment test for exploration assets, including any term sheets which were offered to finance such projects.

Long term investments in shares of other companies

Under IFRS, portfolio investments are similar to Canadian GAAP for the Company’s financial instruments in available-for-sale investments.  However, IFRS requires a fair value determination for available-for-sale investments which may not have a quoted price in an active market when a fair value can still be reliably determined.

Recent private placements by these companies with arm’s length subscribers should allow for fair value determination of shares held by the Company as long term investments which are classified as available-for-sale investments but do not have a quoted price in an active market.

Stock-based compensation

Under Canadian GAAP, options which are vested can use the following:

-

pooled as one grant and vested on a straight line basis,  or

-

treated as separate individual grants and vest each grant on a straight line basis over each vesting period.

IFRS requires the latter alternative.  IFRS also requires an estimation of forfeiture rates.  The Company currently uses the latter alternative for its granting of vested stock options, and estimates forfeiture rates in its US GAAP reconciliation for the Form 20-F.

Options which are subject to vesting provisions have been treated as separate individual grants and vest each grant on a straight line basis over the vesting period.

The forfeiture rates for stock options have been estimated for past years.

The Company has subscribed to third party software solutions to assist in the valuation of stock options for compliance to both Canadian GAAP in fiscal 2010 and IFRS.

Units issuance in private placements

Units in a private placement are comprised of shares and warrants.  IFRS requires a value allocated to warrants in a unit private placement based upon the relative fair value.  In its US GAAP reconciliation for the Form 20-F, the Company estimates the fair value of warrants in unit private placements.

The fair values of warrants in a unit private placement have been calculated.
Functional currency

IFRS is more prescriptive in the determination of the functional currency whereby consideration is given to such factors as the primary economic environment where cash is generated and expended, the currency in which funds from financings are received, and cash flows of foreign operations and impact to the parent company.

The Company’s functional currency may change from the US dollar to the Canadian dollar under IFRS, depending upon the Company’s primary economic environment which may change in the year of the IFRS conversion.  Management continues to assess the Company’s primary economic environment and its impact on its functional currency.

Plan of arrangement for the spin out of Caza Gold Corp.

In 2008, the plan of arrangement between the Company and Caza involves related parties and was accounted for at carrying value in accordance with Canadian GAAP.  For IFRS, all related party transactions are to be at fair value whereby the Company needs to determine what is the fair value for the plan of arrangement.

The fair value of the plan of arrangement shall be based upon the independent valuation report for the underlying Mexican exploration properties which was prepared pursuant to the plan of arrangement.

The Company continues to proceed with designing operational and business processes and systems to allow for the transition from Canadian GAAP to IFRS, and proceeds with the preparation and drafting of preliminary financial statements under IFRS.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Information systems

Based upon preliminary assessment and diagnostic, the adoption of IFRS would not have a significant impact on the Company’s information systems although modifications may be necessary for the conversion to IFRS such as account structures, account codes and general ledger.

Internal control over financial reporting and disclosure

Given the requirement for management to perform assessment of the effectiveness of the Company’s internal control over financial reporting, all entity level, information technology, disclosure and business process controls may need to be reviewed and updated, if necessary, to reflect changes arising from the Company’s conversion to IFRS.  Where material changes are identified, these changes will be mapped and tested to ensure that no material deficiencies exist as a result of the Company’s conversion to these new accounting standards under IFRS.

The Company’s transition to IFRS continues as well as the drafting of IFRS compliant financial statements.

1.14

Financial Instruments and Other Instruments

The Company classifies its financial instruments as follows:

-

cash as held-for-trading,

-

marketable securities and long term investments as available-for-sale,

-

receivables as loans and receivables,

-

royalties receivable as loans and receivables, and

-

accounts payable and accrued liabilities, notes payables and flow through obligations as other financial liabilities.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk and interest rate risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of assets and liabilities included in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, notes payable and flow through obligations approximate their carrying values due to the short terms to maturity.  Cash and marketable securities are measured at fair values using level 1 inputs.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level 3 in the fair value hierarchy as it is based on unobservable inputs.

(a)

Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  Any receivables from government usually bear no risk.  The royalty receivable is due from an unrelated company, and the Company has not taken any steps to mitigate the credit risk associated with this receivable.

(b)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, flow-through obligations and administrative overhead costs, and to maintain its mineral property interests in 2011.

Accounts payable and accrued liabilities are due in accordance with normal terms of trade, and the notes payables are due on demand.

(c)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk and interest rate risk.

(i)

Foreign currency risk:

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

The Company’s mineral properties and operations are in Canada, and would subject it to foreign currency fluctuations.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the earnings (losses) of the Company and the values of its assets and shareholders’ equity as its financial statements are stated in U.S. dollars.  The Canadian dollar fluctuates and floats with the U.S. dollar.

At December 31, 2010, the Company is exposed to currency risk for its U.S. dollar equivalent of financial assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars
(stated in U.S. dollars)

Cash	$ 539
Receivables and prepaids	105
Marketable securities	25
Accounts payable and accrued liabilities	(316)
Notes payable	(81)
Flow through obligation	(226)

Net financial assets (liabilities)	$ 46

Based upon the above net exposure as at December 31, 2010 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease/increase of $4,600 in the Company’s net earnings (losses).

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)

Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable are stated at a fixed interest rate.

1.15

Other MD&A Requirements

1.15.1

Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)

may be found on SEDAR at www.sedar.com;

(b)

may be found in the Company’s annual information form;  and

(c)

is also provided in the Company’s audited consolidated financial statements for the years ended December 31, 2010 and 2009.

1.15.2

Outstanding Share Data

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Changes in the Company’s share capital for the year ended December 31, 2010 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2009	81,969,655	$ 56,436
Issued:
Private placement, net of share issuance costs	8,500,000	1,244
Property acquisition	221,235	24
Exercise of options	20,000	3
Exercise of warrants	275,000	42
Provision for flow-through shares	-	(89)
Balance at December 31, 2010	90,985,890	$ 57,660

At March 28, 2011, there were 92,726,646 common shares issued and outstanding.

At December 31, 2010, the Company had outstanding stock options to purchase an aggregate 9,410,000 common shares as follows:

	December 31, 2010
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding, beginning of year	8,665,000	$0.38
Granted	2,740,000	$0.10
Exercised	(20,000)	$0.11
Forfeited	(115,000)	$0.23
Expired	(1,860,000)	$0.32
Outstanding, end of year	9,410,000	$0.31

Exercise price range (CAD$)	$0.10 - $0.74

At December 31, 2010, 9,410,000 options are outstanding of which 6,586,000 options are exercisable.

At March 28, 2011, stock options for 9,366,000 common shares remain outstanding.

At December 31, 2010, the Company had outstanding warrants as follows:

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	December 31, 2010

$0.15	June 1, 2010	500,000	-	-	(500,000)	-
$0.15	April 22, 2011	39,410	-	-	-	39,410
$0.15	October 22, 2011	202,160	-	-	-	202,160
$0.15	April 22, 2011	2,568,140	-	(249,000)	-	2,319,140
$0.165	May 9, 2011	154,410	-	(26,000)	-	128,410
$0.220	June 13, 2012	-	4,250,000	-	-	4,250,000

		3,464,120	4,250,000	(275,000)	(500,000)	6,939,120

At March 28, 2011, warrants for 6,524,415 common shares are outstanding.

1.16

Outlook

The Company will continue to depend upon equity financings to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the 2011 fiscal year.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.17

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of bodies of commercial ore.  The economics of developing gold and other mineral properties are affected by many factors including capital and operating costs, variations of the grades and tonnages of ore mined, fluctuating mineral market prices, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.  Substantial expenditures are required to establish reserves through drilling and other work, to develop metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  No assurance can be given that funds required for development can be obtained on a timely basis.  The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.  In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for exploitation concessions.  There can be no guarantee that such concessions will be granted.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Financing Risks

There is no assurance given by the Company that it will be able to secure the financing necessary to explore, develop and produce its mineral properties.

The Company does not presently have sufficient financial resources or operating cash-flow to undertake by itself all of its planned exploration and development programs.  The development of the Company’s properties may therefore depend on the Company’s joint venture partners and on the Company’s ability to obtain additional required financing.  There is no assurance the Company will be successful in obtaining the required financing, the lack of which could result in the loss or substantial dilution of its interests (as existing or as proposed to be acquired) in its properties as disclosed herein.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise equity capital financings, the attainment of profitable operations, external financings, and further share issuance to satisfy working capital and operating needs.

Estimates of Mineral Deposits

There is no assurance given by the Company that any estimates of mineral deposits herein will not change.

Although all figures with respect to the size and grade of mineralized deposits, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are historic estimates only and are not compliant with NI 43-101, except for the Company’s New Polaris project which was the subject of a NI 43-101 report dated March 14, 2007, and no assurance can be given that any identified mineralized deposit will ever qualify as a commercially viable mineable ore body that can be legally and economically exploited.  Estimates regarding mineralized deposits can also be affected by many factors such as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grades and tonnages of ore ultimately mined may differ from that indicated by drilling results and other work.  There can be no assurance that gold recovered in small-scale laboratory tests will be duplicated in large-scale tests under on-site conditions.  Material changes in mineralized tonnages, grades, dilution and stripping ratios or recovery rates may affect the economic viability of projects.  The existence of mineralized deposits should not be interpreted as assurances of the future delineation of ore reserves or the profitability of future operations.  The refractory nature of gold mineralization at New Polaris may adversely affect the economic recovery of gold from mining operations.

Mineral Prices

There is no assurance given by the Company that mineral prices will not change.

The mining industry is competitive and mineral prices fluctuate so that there is no assurance, even if commercial quantities of a mineral resource are discovered, that a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of precious and base metals fluctuate on a daily basis, have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold are affected by various factors, including political events, economic conditions and production costs in major gold producing regions, and governmental policies with respect to gold holdings by a nation or its citizens.  The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values.  There is no assurance that the prices of gold and other precious and base metals will be such that the Company’s properties can be mined at a profit.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Title Matters

There is no assurance given by the Company that it owns legal title to certain of its mineral properties.

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to any of the Company’s mining concessions may come under dispute.  While the Company has diligently investigated title considerations to its mineral properties, in certain circumstances, the Company has only relied upon representations of property partners and government agencies.  There is no guarantee of title to any of the Company’s properties.  The properties may be subject to prior unregistered agreements or transfers, and title may be affected by unidentified and undetected defects.  In British Columbia and elsewhere, native land claims or claims of aboriginal title may be asserted over areas in which the Company’s properties are located.

Conflicts of Interest

There is no assurance given by the Company that its directors and officers will not have conflicts of interest from time to time.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  The interests of these companies may differ from time to time.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against any resolution involving any such conflict.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of the Province of British Columbia, Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in any particular exploration or mining project at any given time, the directors will primarily consider the upside potential for the project to be accretive to shareholders, the degree of risk to which the Company may be exposed and its financial position at that time.

Uninsured Risks

There is no assurance given by the Company that it is adequately insured against all risks.

The Company may become subject to liability for cave-ins, pollution or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons.  The payment of such liabilities would reduce the funds available for exploration and mining activities.

Environmental and Other Regulatory Requirements

There is no assurance given by the Company that it has met all environmental or regulatory requirements.

The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various foreign, federal, state and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required in order for the Company to commence production on its various properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of the other properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  New laws or regulations or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of current laws, regulations or permits, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Reclamation

There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore additional funds, or reclamation bonds or other forms of financial assurance may be required over the tenure of the project to cover potential risks.  These additional costs may have material adverse impact on the financial condition and results of the Company.

Foreign Countries and Regulatory Requirements

Certain of the Company’s properties have been located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Company and may adversely affect its business.  Such changes have, in the past, included nationalization of foreign owned businesses and properties.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety.  These uncertainties may make it more difficult for the Company and its joint venture partners to obtain any required production financing for its mineral properties.

Currency Fluctuation and Foreign Exchange Controls

The Company maintains a portion of its funds in U.S. dollar denominated accounts.  Certain of the Company’s property and related contracts may be denominated in U.S. dollars.  The Company’s operations in countries other than Canada are normally carried out in the currency of that country and make the Company subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition future contracts may not be denominated in U.S. dollars and may expose the Company to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  In addition, the Company is or may become subject to foreign exchange restrictions which may severely limit or restrict its ability to repatriate capital or profits from its properties outside of Canada to Canada.  Such restrictions have existed in the past in countries in which the Company holds property interests and future impositions of such restrictions could have a materially adverse effect on the Company’s future profitability or ability to pay dividends.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties.  As a result, the Company may have no direct contractual relationship with the underlying property holder.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Management’s Discussion and Analysis

For the Year Ended December 31, 2010

(expressed in United States dollars)

Volatility of Shares Could Cause Investor Loss

The market price of a publicly traded stock, especially a junior issuer like the Company, is affected by many variables in addition to those directly related to exploration successes or failures.  Such factors include the general condition of the market for junior resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX and NASD-OTC suggests that the Company’s shares will continue to be volatile.  Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell the Company’s shares.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At December 31, 2010, the Company had 90,985,890 common shares and 9,410,000 share purchase options and 6,939,120 share purchase warrants outstanding.  The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares.  At December 31, 2010, dilutive securities represented approximately 18% of the Company’s issued shares.  Certain of these dilutive securities were exercisable at prices below the December 31, 2010 closing market price of CAD$0.29 for the Company’s shares, this would accordingly result in dilution to existing shareholders if exercised.

1.18

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s audited consolidated financial statements for the year ended December 31, 2010 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of the Company’s internal disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the year in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified.  Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting (“ICOFR”) or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and future income tax.

The Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as needed.  In December 2007, the Company has hired a consultant to design and implement internal controls over financial reporting.

Management concluded that the audited consolidated financial statements for the year ended December 31, 2010 fairly present the Company’s financial position and the results of its operations for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation.

Canarc Resource Corp.